UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LIVE CURRENT MEDIA INC.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

538031

(CUSIP Number)

MARK OLLILA

c/o Live Current Media Inc.

Suite 200, 10801 Thornmint Rd.

San Diego, CA 92127
Tel:  (604) 648-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 538031

1. Name of Reporting Person:   THE OLLILA FAMILY TRUST DATED JUNE 18, 2018

I.R.S. Identification No. of above person (entities only):

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [_]

(b) [X]

3. SEC Use Only:

4. Source of Funds (See Instruction): 00

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6. Citizenship or Place of Organization: California

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power:   0 Shares

8. Shared Voting Power:   20,193,613 Shares

9. Sole Dispositive Power:   0 Shares

10. Shared Dispositive Power:   20,193,613 Shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 20,193,613 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

 NOT APPLICABLE

13. Percent of Class Represented by Amount in Row (11): 12.6%

14. Type of Reporting Person (See Instructions): 00 (Other)

CUSIP No. 538031

1. Name of Reporting Person:   MARK OLLILA

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [  ]

(b) [X]

3. SEC Use Only:

4. Source of Funds (See Instruction): 00

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6. Citizenship or Place of Organization: USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power:   0 Shares

8. Shared Voting Power: 20,193,613 Shares

11. Sole Dispositive Power: 0 Shares

12. Shared Dispositive Power: 20,193,613 Shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 20,193,613 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

 NOT APPLICABLE

15. Percent of Class Represented by Amount in Row (11): 12.6%

16. Type of Reporting Person (See Instructions):  00 (Other)

CUSIP No. 538031

1. Name of Reporting Person:   ELINA OLLILA

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [  ]

(b) [X]

3. SEC Use Only:

4. Source of Funds (See Instruction): 00

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6. Citizenship or Place of Organization:  USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power:   0 Shares

8. Shared Voting Power:   20,193,613 Shares

13. Sole Dispositive Power:   0 Shares

14. Shared Dispositive Power: 20,193,613 Shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 20,193,613 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

 NOT APPLICABLE

17. Percent of Class Represented by Amount in Row (11): 12.6%

18. Type of Reporting Person (See Instructions):  00 (Other)

CUSIP No. 538031

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of Live Current Media Inc., a Nevada corporation (the "Issuer").  The principal executive offices of the Issuer are located at Suite 200, 10801 Thornmint Rd., San Diego, CA, 92127.

.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Statement is being filed by:

1. The Ollila Family Trust Dated June 18, 2018 (the "Ollila Trust");

2. Mark Ollila as trustee of the Ollila Trust; and

3. Elina Ollila as trustee of the Ollila Trust.

Each of the foregoing may be referred to individually in this information statement as a "Reporting Person" and collectively as the "Reporting Persons".

(b) The principal business address for each of the Reporting Persons is Suite 200, 10801 Thornmint Rd., San Diego, CA, 92127.

(c) Mr. Ollila is the Chief Executive Officer and Chair of the Board of the Issuer.  Mrs. Ollila is the spouse of Mr. Ollila.  The Ollila Trust is the family trust of Mr. and Mrs. Ollila.

(d) No Reporting Person has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Ollila Trust was formed under the laws of the State of California. Mr. Ollila and Mrs. Ollila are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The filing of this Information Statement is being filed as a result of the issue of 20,193,613 shares of the Issuer's common stock to the Ollila Trust pursuant to that Agreement and Plan of Merger dated January 20, 2022 (the "Merger Agreement") of among the Issuer, Evasyst Acquistion Inc., the Issuer's wholly owned subsidiary formed for the purpose of completing the transactions contemplated in the Merger Agreement ("LIVC Sub") and Evasyst Inc. ("Evasyst").  Pursuant to the terms of the Merger Agreement, LIVC Sub merged with and into Evasyst, with Evasyst continuing as the surviving corporation as a wholly owned subsidiary of the Issuer (the "Merger").  Upon completion of the Merger, all of the outstanding shares of Evasyst's common stock were automatically converted into the right to receive an aggregate of 125,000,000 shares of the Issuer's common stock, and each share of LIVC Sub common stock outstanding was converted into one share of Evasyst common stock.  The shares issued to the Ollila Trust were issued in exchange for all of the shares of Evasyst common stock owned by the Ollila Trust.

ITEM 4.  PURPOSE OF TRANSACTION

The securities beneficially owned by the Reporting Persons were acquired for investment purposes.  Mr. Ollila was appointed as Chief Executive Officer and Chair of the Board of the Issuer upon completion of the Merger and as contemplated in the Merger Agreement.

CUSIP No. 538031

The Reporting Persons may, from time to time, acquire additional securities of the Issuer and retain or sell all or a portion of the Issuer's securities held by the Reporting Persons in open market transactions or in privately negotiated transactions.

As of the date hereof, and except as otherwise disclosed above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Beneficial Ownership:

As of the date of this information statement, the Reporting Persons beneficially owned the following securities of the Issuer:

Name	Title of Security	Amount	Percentage of Shares of Common Stock(1)
The Ollila Family Trust Dated June 18, 2018	Common Stock	20,193,613(2) (direct)	12.6%
Mark Ollila	Common Stock	20,193,613(2) (indirect)	12.6%
Elina Ollila	Common Stock	20,193,613(2) (indirect)	12.6%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this information statement.

CUSIP No. 538031

(1) Applicable percentage of ownership is based on 160,559,027 shares of common stock outstanding as of January 9, 2019 plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2) Consists of 20,193,613 shares of the Issuer's common stock, over which Mr. Ollila and Mrs. Ollila have voting and investment power as trustees of the Ollila Trust.

(b) POWER TO VOTE AND DISPOSE OF THE ISSUER SHARES:

As trustees of the Ollila Trust, Mr. Ollila and Mrs. Ollila may be deemed to have shared voting and dispositive power with respect to the shares of the Issuer's common stock owned directly by the Ollila Trust.

(c) Transactions Effected During the Past 60 Days:

Except for those transactions described below, the Reporting Person has not effected any transactions in the Issuer's securities during the 60 days prior to the date hereof:

Date of Transaction	Transaction
April 22, 2022	Completion of the acquisition of Evasyst Inc. by the Issuer pursuant to the Merger Agreement.

(d) Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the shares other than the Reporting Persons..

(e) Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement among the Ollila Family Trust Dated June 18, 2018, Mark Ollila and Elina Ollila(1)

2. Agreement and Plan of Merger between Live Current Media, Inc., Evasyst Acquisition Inc. and Evasyst Inc. dated January 20, 2022. (2)

(1) Attached as Exhibit 1 to this information statement.

CUSIP No. 538031

(2) Filed as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on January 27, 2022.

CUSIP No. 538031

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE OLLILA FAMILY TRUST DATED JUNE 18, 2018

Date:	April 30, 2022	by:	/s/ Mark Ollila
Mark Ollila, Trustee

		by:	/s/ Elina Ollila
Elina Ollila, Trustee

Date:	April 30, 2022	/s/ Mark Ollila
MARK OLLILA

Date:	April 30, 2022	/s/ Elina Ollila
ELINA OLLILA